SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three year period ending 2006

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person
Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1.     Name and business address of person filing statement.

        James A. Beck
        1201 Louisiana, Suite 400
        Houston, TX 77002

2.     Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

        None

3.     Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

        National Fuel Gas Company and its subsidiary companies

4.     Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

The undersigned is President of Seneca Resources Corporation, President of Highland Forest Resources, Inc., and President of Niagara Independence Marketing Company. He will represent National Fuel Gas system companies, as and when appropriate, in connection with various matters before the Securities and Exchange Commission, the Federal Energy Regulatory Commission, Congress, and the staffs, members or subcommittees thereof.

5.     (a)   Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

        James A. Beck        Seneca Resources Corporation

          Salary or other compensations

        received 2004*        to be received 2005, 2006*

        * Filed Under Confidential Treatment Pursuant to Rule 104(b)

       (b) Basis for compensation if other than salary.

In addition to salary, the undersigned may participate in certain employee benefit plans and may receive a bonus or other compensation under executive compensation plans.

6.     (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source of reimbursement for same.

        (a)   Total amount of routine expenses charges to client:  $0

        (b)   Itemized list of all other expenses: None.

Date: January 9, 2004	(Signed) /s/ J. A. Beck